Domtar Corporation 395, Boulevard de Maisonneuve, Ouest Montréal QC H3A 1L6 Tél. : (514) 848-5555	Domtar Corporation 395 de Maisonneuve Blvd. West Montreal, QC H3A 1L6 Tel.: (514) 848-5555

BY EMAIL AND OVERNIGHT COURIER

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

September 1, 2016

Re:	Domtar Corporation
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 26, 2016
Response Letter Dated August 19, 2016
SEC file reference no. 001-33164

Dear Mr. Skinner:

We have reviewed your comment letter, dated August 19, 2016, with respect to our filing referred to above. Please find below our responses to your comments. For the convenience of the Staff, we have restated in this response letter each of the comments in the comment letter and numbered each of the responses to correspond with the numbers of the comments in the comment letter.

Form 10-K for the Fiscal Year ended December 31, 2015

Financial Statements, page 50

Note 24 – Segment Disclosures, page 117

1.	We note your disclosure indicating you operate in two reportable segments—Paper and Pulp, and Personal Care. Expand this disclosure to clarify whether operating segments have been aggregated. See FASB ASC paragraph 280-10-50-21.

To the extent that operating segments have been aggregated, explain to us you[r] basis for concluding that aggregation is appropriate, including how you have applied the aggregation criteria in FASB ASC paragraph 280-10-50-11.

www.domtar.com

1. Domtar Corporation Response:

Domtar Corporation (“the Company”) has only two operating segments – Pulp & Paper, and Personal Care which are also its only two reportable segments. There are no aggregations of operating segments in either of our reportable segments.

We will amend our next filing on form 10-Q to clarify the fact that no operating segments have been aggregated in either of our two reportable segments.

2.	Tell us your operating segments and explain to us how you have identified them. As part of your response please address the following:

a)	Describe for us your internal management reporting process, including organization and reporting structure;

b)	Identify your chief operating decision maker (“CODM”) and describe the basis for this determination;

c)	Identify any segment managers and describe their responsibilities;

d)	Describe how budgets are developed and resources are allocated throughout your organization;

e)	Tell us how performance of the different lines of businesses is evaluated including your pulp operations; who is held accountable for their performance; and to whom they are held accountable;

f)	Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization.

2. Domtar Corporation Response:

Domtar Corporation’s Chief Executive Officer (“CEO”), who is our Chief Operating Decision Maker (“CODM”), manages, assesses the performance and allocated the resources of our operations into two separate divisions: Pulp & Paper, and Personal Care. The Pulp & Paper and the Personal Care divisions are each managed by a separate management team led by a President.

To identify the Company’s operating segments, we assessed which components of our business met all of the qualitative characteristics set out in FASB ASC paragraph 280-10-50-1.

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Pulp & Paper

FASB ASC paragraph 280-10-50-1 (a) It engages in business activities from which it may earn revenues and incur expenses

In 2015, the Pulp & Paper business accounted for 84% of the Company’s total sales, 94% of the Company’s operating income and 65% of the Company’s total assets.

The Pulp & Paper business is comprised of a network of 13 mills in the United States and Canada (nine integrated Pulp & Paper mills, three non-integrated pulp mills and one non-integrated paper mill). Our manufacturing operations are supported by 13 converting operations in the United States and Canada. The majority of the pulp produced by our mills is consumed internally to manufacture paper and consumer products, with the balance being sold to third-parties as market pulp. The Pulp & Paper business supplies a significant portion of the fluff pulp used in our Personal Care business.

The Pulp & Paper Division has a separate management team that is accountable, through its President Mike Garcia, to John D. Williams, the Company’s CEO and CODM, for the operational and financial results of the business. The division’s management team is comprised of Mr. Michael Garcia, President and his direct reports: Vice-President, Manufacturing Operations; Vice-President, Supply Chain; Vice-President, Finance; Senior Vice-President, Sales and Marketing; Vice-President, Human Resources; Vice-President, Information Technology.

The mills are managed as a network of production facilities, and division management decides which products are to be produced on specific machines or at a specific mill. Customer orders can be fulfilled from more than one location. Accordingly, the performance of the business is better described and understood as a whole, and no divisional management member is accountable for either pulp standalone or paper standalone operational or financial objectives.

The CODM establishes divisional budget amounts for capital investments. Within these budgeted amounts, individual facilities and projects are assigned a budget for capital spending. The Pulp & Paper Division had capital spending in 2015 in the amount of $221 million. Decisions and approvals regarding actual spending are made following specific delegations of authority established by the CODM. For example, all individual projects in excess of $300,000 must be approved by the CODM. Within the Pulp & Paper Division, all projects in excess of $50,000 must be approved by the President of the division.

FASB ASC paragraph 280-10-50-1 (b) Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance

The CODM regularly reviews the Pulp & Paper operating results and assesses the performance of the business (division) as a whole. The CODM does not make decisions about resources to be allocated within the division.

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The key measures used by the CODM to assess the performance of the division are: Health and Safety, EBITDA, sales, capital expenditures, free cash flows, productivity, customer service and quality, and cost savings. A substantial portion of the short-term incentive targets set by the CODM for the Pulp & Paper Division segment manager relate to the EBITDA for the entire division with no split by location or pulp vs. paper.

It is the segment manager, not the CODM, who is responsible for measuring performance and allocating resources (within the parameters established by delegation of authority from the CODM) within the Pulp & Paper Division.

FASB ASC paragraph 280-10-50-1 (c) Its discrete financial information is available

At an integrated pulp & paper facility level, costs are not segregated between pulp and paper. In situations where surplus pulp at a pulp & paper facility is dried and sold as market pulp, the costs from the pulp mill and the mill general / common costs are not split between the pulp that is consumed internally to make paper and the pulp that is sold as market pulp. Therefore, pulp or paper specific financial information is not available systematically from our accounting systems. However, high level estimates and allocations are made to calculate pulp EBITDA and paper EBITDA for monthly management reporting.

Conclusion

The Pulp & Paper Division is considered one operating segment due to the lack of discrete financial information. The CODM is assessing the performance of the combined Pulp & Paper business and is not making decisions about resources to be allocated amongst the individual components. The Pulp & Paper Division is considered a reportable segment as it meets the quantitative thresholds as set out in FASB ASC 280-10-50-12.

Personal Care

FASB ASC paragraph 280-10-50-1 (a) It engages in business activities from which it may earn revenues and incur expenses

In 2015, the Personal Care business accounted for 16% of the Company’s total sales, 21% of the Company’s operating income and 32% of the Company’s total assets.

The Personal Care business (Division) was formed through five separate acquisitions between September 2011 and January 2014, as part of Domtar’s strategic transformation initiative to generate fiber-based revenue streams from growth businesses. This strategic transformation is ongoing with other recently announced acquisitions that will be integrated within the division. The Personal Care business is operated through five components: Attends US, Attends Europe, EAM, AHP and Indas operating in eight facilities in the United States, Sweden and Spain. The business consists of the design, manufacturing, marketing and distribution of adult incontinence products, infant diapers and other absorbent products. The primary raw materials used in our manufacturing process are fluff pulp, non-wovens, and super absorbent polymers. A significant portion of the fluff pulp used in our Personal Care business is supplied internally from our Pulp & Paper business.

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Personal Care has a separate management team that is accountable, through its President, to the Company’s CODM for the operational and financial results of the business. The Division’s management team is comprised of Mr. Michael Fagan, President and his direct reports: President, Personal Care North America; President, Personal Care Europe; Group Vice-President, Finance; Group Vice-President, Supply Chain, IT and General Manager EAM; Group Vice-President, Global Strategy and Innovation; Group Vice-President, Marketing and Digital Business Solutions. A substantial portion of the short-term incentive targets set by the CODM for the Personal Care Division segment manager relate to the EBITDA for the entire division with no split by location.

The CODM establishes divisional budget amounts for capital investments. Within the budget amounts, individual facilities and projects are assigned a budgeted capital spending amount. The Personal Care Division had capital spending in 2015 in the amount of $57 million. Decisions and approvals regarding actual spending are made following specific delegations of authority established by the CODM. For example, all individual projects in excess of $300,000 must be approved by the CODM.

The R&D center is located at the Personal Care Division office in Raleigh, NC. All R&D is shared and benefits all components of the division.

Considering the interrelations between the components, strategic movements of assets, products and customers between locations as well as the way the business is managed, the performance of the business is best described and understood as a whole.

FASB ASC paragraph 280-10-50-1 (b) Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance

The key measures used by the CODM to assess the performance of the division are: Health and Safety, net sales growth, EBITDA, capital expenditures, free cash flows, return on invested capital, productivity, customer service and quality, and cost savings.

It is the division president, not the CODM, who is responsible for measuring performance and allocating resources (within the parameters established by delegation of authority from the CODM) within the Personal Care Division.

FASB ASC paragraph 280-10-50-1 (c) Its discrete financial information is available

Discrete financial information is available for each component of the business.

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Conclusion

The Personal Care Division is considered an operating segment as the CODM is assessing the performance of the combined business and is not making decisions about resources to be allocated amongst the individual components. The Personal Care Division is considered a reportable segment as it meets the quantitative thresholds set out in FASB ASC 280-10-50-12.

Corporate

This represents centralized corporate costs not otherwise related to or allocated to the Pulp & Paper and Personal Care reporting segments.

a)	Describe for us your internal management reporting process, including organization and reporting structure;

Domtar Corporation Response:

John D. Williams is the President and Chief Executive Officer of Domtar Corporation. His direct reports are:

•	Daniel Buron – Senior Vice-President and Chief Financial Officer

•	Michael D. Garcia – President, Pulp & Paper Division

•	Michael Fagan – President, Personal Care Division

•	Zygmunt Jablonski – Senior Vice President and Chief Legal and Administrative Officer

•	Patrick Loulou – Senior Vice-President, Corporate Development

Together the CEO and his direct reports form Domtar Corporation’s Management Committee.

The internal management reporting process includes weekly Management Committee update calls, monthly Management Committee meetings, quarterly divisional Review meetings with the Management Committee (all direct reports of the division presidents meet with entire Management Committee for review of division results – one meeting for the Pulp & Paper Division and one meeting for Personal Care Division) and Quarterly Presidents’ meetings (one meeting for the Pulp & Paper Division and one meeting for Personal Care Division) with the Management Committee to review significant projects and strategic initiatives. The Management Committee meets seven times per year with Domtar Corporation’s Board of Directors and more often, if necessary.

See below for details regarding various reporting packages.

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b)	Identify your chief operating decision maker (“CODM”) and describe the basis for this determination;

Domtar Corporation Response:

Domtar Corporation’s CODM is John D. Williams. In the capacity of President and Chief Executive Officer, Mr. Williams is responsible for the general management of the affairs of the Company and is directly accountable to the Board of Directors. Mr. Williams uses, among others things, the Company’s consolidated financial information to make decisions about resources to be allocated between the operating segments and to assess performance of the operating segments.

Mr. Williams chairs and controls the Management Committee and has the authority to override any decisions or to approve any proposals his direct reports may make.

c)	Identify any segment managers and describe their responsibilities;

Domtar Corporation Response:

Michael D. Garcia – President, Pulp & Paper is the Pulp & Paper segment manager. Mr. Garcia has management oversight and responsibility for Domtar Corporation’s manufacturing and sales of Pulp & Paper. Mr. Garcia makes decisions about resources to be allocated in the Pulp & Paper business and assesses the operating and financial performance of the division. He is directly accountable to, and maintains regular contact with, the CODM to discuss operating activities, financial results, forecasts, and plans for the Pulp & Paper Division.

Michael Fagan – President, Personal Care is the Personal Care segment manager. Mr. Fagan has management oversight and responsibility for Domtar Corporation’s Personal Care business that involves the design, manufacturing, sale and distribution of absorbent hygiene products. Mr. Fagan makes decisions about resources to be allocated within the Personal Care business and assesses the operational and financial performance of the division. He is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, and plans for the Personal Care Division.

d)	Describe how budgets are developed and resources are allocated throughout your organization;

Domtar Corporation Response:

The process of developing Domtar Corporation’s budget is conducted on an annual basis (with a forecast exercise done three times per year) and is overseen by the Corporate Financial Planning and Analysis team. The Financial Planning and Analysis team sends budget timelines, preparation instructions and significant economic assumptions to the Pulp & Paper, Personal Care and Corporate functions.

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Once finalized, the Pulp & Paper and Personal Care management teams separately present their budgets and plans to the Management Committee. After the separate budgets have been reviewed, they are compiled into a company-wide budget which is reviewed by the Management Committee prior to it being presented by the CEO and members of the Management Committee to the Board of Directors for approval.

The CODM establishes divisional budget amounts for capital investments. Within these budget amounts, individual facilities and projects are assigned a budget for capital spending. Decisions and approvals regarding actual spending are done following specific delegations of authority established by the CODM.

The decision-making process of allocating resources throughout Domtar Corporation is ongoing and involves the CODM and the Management Committee in their periodic reviews of actual and anticipated results of operations and cash flows, as well as discussions between the CODM and the Board of Directors regarding dividends to shareholders, share buy backs and strategic initiatives for the Company.

e)	Tell us how performance of the different lines of businesses is evaluated including your pulp operations; who is held accountable for their performance; and to whom they are held accountable;

Domtar Corporation Response:

The CODM reviews the performance of the Pulp & Paper Division and the Personal Care Division on a weekly, monthly and quarterly basis.

The key measures used by the CODM to assess the performance of the divisions are: health and safety, sales and sales growth, EBITDA, capital expenditures, free cash flows, productivity, customer service and quality, and cost savings.

Mr. Michael Garcia, President, Pulp & Paper, is directly accountable to the CODM for the segment’s performance. Short-term incentive targets include a significant portion of the target being related to the division’s EBITDA, as well as targets for health and safety, pulp mill productivity, customer service, and quality. Health and safety and productivity targets are in turn developed on a facility by facility basis, whereas profitability incentive targets are set for the division as a whole. Mr. Garcia is not held accountable for the results of the pulp operations separate from the rest of the division.

Mr. Michael Fagan, President, Personal Care, the segment manager, is directly accountable to the CODM. Short-term incentive targets include a significant portion of the target being related to the division’s EBITDA, as well as targets for health and safety, net sales growth, and cost savings.

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f)	Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization.

Domtar Corporation Response:

The following internal management reports are prepared by our External Reporting group and reviewed by our CODM for allocating resources and evaluating performance:

A.	Weekly Scorecard (1 page)

•	Pulp & Paper ($) – weekly/monthly average transaction prices for paper, pulp and pulp sold to the Personal Care.

•	Pulp & Paper (tons) – Shipments and bookings for paper (including the sales channels of Enterprise Group and Ariva); and pulp for the current month to date, prior periods, current month trend, monthly budget and monthly forecast.

•	Pulp & Paper (tons / volumes) – paper production, paper downtime, pulp production and pulp downtime. Paper shipments as a % of production for current month and prior month. Inventory for paper, pulp, Enterprise Group and Ariva as of the two prior year-end dates and as of the prior month-end date. The report also includes paper inventory turnover at the same dates, a turnover target and the prior 12-month average.

•	Personal Care (volumes) – Shipments for five components for the current month to date, prior periods, current month trend, monthly budget and monthly forecast.

•	Personal Care – Total sales (in $), production (units) and shipments (units) by component for the previous month, the current week, the current month to date, the current month budget and % of actual vs. current month budget.

•	Consolidated net cash position, gross debt and details of consolidated free cash flow.

•	Consolidated data on health and safety.

B.	Finance Monthly book

The report includes three major sections: Financial highlights, Review of operations and Financial review (see below).

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Financial highlights

•	Consolidated statements of earnings and operations highlights
•	EBITDA before items, including consolidated EBITDA variance analysis for multiple periods
•	EBITDA before items breakdown:

Pulp & Paper

o	Paper
o	Pulp
o	Ariva

Personal Care

o	North America
o	Europe
o	EAM
o	Global Team

Corporate expenses

Consolidated EBITDA

Review of operations

Pulp & Paper

•	Review of sales (prices and shipments)
•	Review of costs
¡	Productivity
¡	Paper machine prime and efficiency
¡	Maintenance by mill
•	Inventory quantities

Personal Care

•	Consolidated results
•	Financial highlights

Financial review

•	Consolidated Financial statements
•	EBITDA by mill
•	Selling, general and administration costs variance analysis
•	Capital spending summary
•	Price summary by major product
•	Shipment summary by pulp, paper and personal care

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C. Quarterly Pulp & Paper Business Review

Presentation to the Management Committee by the Pulp & Paper management includes the following:

Pulp and Paper KPI scorecard

•	Health and safety
•	Quality
•	Supply chain (i.e. on time shipments; in-stock availability; paper inventory; pulp inventory)
•	Pulp sales volume and pricing
•	Paper sales volume and pricing
•	Operational metrics (i.e. paper productivity)
•	Cost (i.e. paper cost; softwood slush cost; hardwood slush costs; earnings improvement initiatives)
•	EBITDA (Pulp and Paper Division)
•	Capital spending

Pulp and Paper EBITDA variance analysis (multiple periods of comparison including vs. budget)

Operations and Supply Chain

•	Pulp & Paper safety performance by mill location
•	Paper quality performance

Operations Overview

•	Production versus plan and prior quarter for Slush, Paper and Dry pulp (separately analyzed)
•	Operating KPI – productivity, maintenance downtime, lack-of-order downtime
•	Significant events
•	Outlook for coming quarter

Supply Chain Overview

•	Pulp & Paper KPI
•	Pulp inventory
•	Paper inventory
•	Fiber procurement by mill location
•	Pulp – freight costs
•	Paper – freight costs
•	Pulp & Paper purchasing report
•	Paper and Pulp chemical spend vs production
•	Net energy cost spend vs production for Pulp & Paper

Cost Overview

•	Production costs – slush, paper, pulp
•	Maintenance costs by quarter

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Capital spending update by locations and major initiatives

Sales and Marketing

•	Pulp sales performance – volume and pricing
o	Pulp key product and market results
o	Pulp volume and price performance versus previous quarter
¡	Pulp outlook for coming quarter
¡	Pulp key threats and opportunities
•	Paper volume and price performance versus previous Quarter
o	Paper outlook for coming quarter
o	Paper key threats and opportunities
o	Paper specialty business performance – volume and pricing
•	Ariva Business performance – sales and EBITDA

D. Quarterly Personal Care Business Review

Presentation to the Management Committee by the Personal Care management includes the following:

•	Consolidated Personal Care Overview

Metrics

o	Health and safety
o	Net sales by Europe, North America, Materials and Personal Care
o	EBITDA by Europe, North America, EAM and Personal Care
o	Cost savings by Europe, North America, Materials and Personal Care
o	Sales growth by Europe and North America
o	Market impacts

Personal Care review

o	Health and safety
o	P&L Comparison
o	Net sales and EBITDA trend
o	EBITDA, including consolidated Personal Care EBITDA variance analysis for multiple periods
o	New sales growth
o	Capital expenditures
o	Status on priorities

Europe

o	Sales, EBITDA and volumes analyses
o	Objective, goals, strategies and measures
o	P&L comparison
o	Top 10 customers
o	Sales by region
o	Sales by product
o	Bid tracker

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North America

o	Sales, EBITDA and volumes analyses
o	Objective, goals, strategies and measures
o	P&L comparison
o	Top 10 customers
o	Bid tracker

Materials Group

o	Sales, EBITDA and volumes analyses
o	P&L comparison
o	Objective, goals, strategies and measures
o	Top 10 customers
o	Sales tracker

In connection with the foregoing, we acknowledge that:

-	Domtar Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-	Domtar Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 514-848-5234 should you require further information or have any questions.

Very truly yours,

/s/ Daniel Buron

Daniel Buron

Senior Vice President and Chief Financial Officer

cc: John D. Williams, President and Chief Executive Officer

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